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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1


               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  -------------



                           TRIDENT INTERNATIONAL, INC.
                            (Name of Subject Company)


                              ITW ACQUISITION INC.
                            ILLINOIS TOOL WORKS INC.
                                    (Bidders)


                                  -------------





Common Stock, $.01 Par Value Per Share            Common Stock 895934107
   (Title of Class of Securities)          (CUSIP Number of Class of Securities)



                                    -------
                                 Stewart S. Hudnut, Esq.
                                 Senior Vice President, General
                                     Counsel and Secretary
                                 Illinois Tool Works Inc.
                                 3600 W. Lake Avenue
                                 Glenview, IL 60025-5811
                                 (708) 657-4074


       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)


                      Copy to:   Charles J. McCarthy, Ltd.
                                 Jenner & Block
                                 One IBM Plaza
                                 Chicago, IL 60611



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        This Amendment No. 1 to Schedule 14D-1 amends the Schedule 14D-1 relating to the tender offer by ITW Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Illinois Tool Works Inc., for all the outstanding shares of common stock, par value $.01 per share (the "Shares") of Trident International, Inc., a Delaware corporation, at $16.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION

        (e) On January 15, 1999, Parent issued a press release announcing that on January 13, 1999 Parent had filed under the HSR Act its Notification and Report Form with respect to the proposed acquisition of the Company and that, accordingly, the waiting period under the HSR Act should expire on January 28, 1999, unless the time period is extended, or early termination is granted, under the HSR Act.

                The Offer to Purchase is amended in the second paragraph of
Section 16 "Legal Matters Antitrust" on page 31 by changing the reference to "January 27, 1999" to read "January 28, 1999."

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

        (a)(9)  Press Release issued by Parent on January 15, 1999.*


* Filed with Amendment No. 1.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         ITW Acquisition Inc.


                                         By: /s/ Stewart S. Hudnut
                                            --------------------------------
                                         Name: Stewart S. Hudnut
                                              ------------------------------
                                         Title: Vice President and Secretary
                                               -----------------------------


                                         Illinois Tool Works Inc.

                                         By: /s/ Stewart S. Hudnut
                                            --------------------------------
                                         Name: Stewart S. Hudnut
                                              ------------------------------
                                         Title: Senior Vice President, General
                                                Counsel and Secretary
                                               -----------------------------




Date: January 15, 1999


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                                  EXHIBIT INDEX


        EXHIBIT        DESCRIPTION
        -------        -----------

        (a)(1)  Offer to Purchase dated January 13, 1999.

        (a)(2)  Letter of Transmittal.

        (a)(3)  Notice of Guaranteed Delivery.

        (a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

        (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

        (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (a)(7)  Summary Advertisement as published on January 13, 1999.

        (a)(8)  Press Release issued by Parent on January 13, 1999.

        (a)(9)  Press Release issued by Parent on January 15, 1999.*

        (b)(1) Second Amended and Restated Credit Agreement among Illinois Tool Works Inc., The First National Bank of Chicago, as Agent, and other financial institutions who are signatories to the Credit Agreement dated as of September 30, 1998.

        (b)(2) Line of credit letter agreement dated November 1, 1998 between The First National Bank of Chicago and Illinois Tool Works Inc., and letter amendment dated December 28, 1998.

        (c) Agreement and Plan of Merger, dated as of January 6, 1999, by and among Trident International, Inc., Illinois Tool Works Inc. and ITW Acquisition Inc. (Schedules to the agreement have been omitted from this filing and will be furnished to the Securities and Exchange Commission upon request.)



*  Filed with Amendment No. 1.  All other exhibits previously filed.








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